TRANSGLOBE ENERGY CORPORATION ANNOUNCES SECOND QUARTER
2012 FINANCIAL AND OPERATING RESULTS

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, August 9, 2012 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three and six months ended June 30, 2012. All dollar values are expressed in United States dollars unless otherwise stated.

HIGHLIGHTS

  Increased production to an average of 16,978 Bopd for the quarter;

  Second quarter funds flow of $35.2 million, an increase of 15% over second quarter 2011;

  Second quarter earnings of $30.1 million (includes an $8.8 million unrealized gain on convertible debentures);

  Spent $37.5 million in exploration, development and acquisitions during the quarter;

  Drilled ten wells in the quarter resulting in seven oil wells and three dry holes;

  Collected $41.4 million in receivables outstanding from Egyptian General Petroleum Company;

  Ended the quarter with $72.2 million in cash; positive working capital of $240.2 million or $107.3 million net of debt (including convertible debentures);

  Closed corporate acquisition of 50% interest in South Alamein concession and 60% interest in South Mariut concession, both in the Western Desert on June 7, 2012;

  Closed corporate acquisition of Cepsa subsequent to June 30, 2012, providing the remaining operated 50% working interest in the South Alamein concession.

A conference call to discuss TransGlobe’s 2012 second quarter results presented in this news release will be held Thursday, August 9, 2012 at 9:00 AM Mountain Time (11:00 AM Eastern Time) and is accessible to all interested parties by dialing 1-416-340-2216 or toll-free 1-866-226-1792 (see also TransGlobe’s news release dated July 30, 2012). The webcast may be accessed at http://events.digitalmedia.telus.com/transglobe/080912/index.php

FINANCIAL AND OPERATING RESULTS
(US$000s, except per share, price, volume amounts and % change)

	Three months ended June 30			Six months ended June 30
Financial	2012	2011	% Change	2012	2011	% Change
Oil revenue	148,078	113,615	30	307,504	211,610	45
Oil revenue, net of royalties	73,633	62,513	18	150,845	115,376	31
Derivative gain (loss) on commodity contracts	(1)	(35)	97	(125)	(586)	79
Operating expense	11,436	9,095	26	23,402	16,642	41
General and administrative expense	6,791	4,728	44	13,479	9,234	46
Depletion, depreciation and amortization expense	11,762	8,203	43	23,511	15,963	47
Income taxes	21,333	17,169	24	42,918	33,704	27
Funds flow from operations*	35,174	30,597	15	71,262	55,527	28
Basic per share	0.48	0.42		0.97	0.77
Diluted per share	0.43	0.40		0.89	0.74
Net earnings	30,149	21,874	38	41,124	24,763	66
Net earnings - diluted	20,821	21,874	(5)	40,408	24,763	63
Basic per share	0.41	0.30		0.56	0.34
Diluted per share	0.25	0.29		0.50	0.33
Capital expenditures	14,450	19,077	(24)	18,922	39,384	(52)
Corporate acquisition	23,097	-	-	23,097	-	-
Working capital	240,236	147,090	63	240,236	147,090	63
Long-term debt, including current portion	37,855	56,998	(34)	37,855	56,998	(34)
Convertible debentures	95,043	-	-	95,043	-	-
Common shares outstanding
Basic (weighted-average)	73,235	72,959	-	73,148	72,036	2
Diluted (weighted-average)	82,056	75,563	9	80,096	74,726	7
Total assets	620,937	420,956	48	620,937	420,956	48

* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

Operating
Average production volumes (Bopd)	16,978	11,826	44	16,850	11,523	46
Average price ($ per Bbl)	95.84	105.57	(9)	100.28	101.46	(1)
Operating expense ($ per Bbl)	7.40	8.45	(12)	7.63	7.98	(4)

Corporate Summary

TransGlobe Energy Corporation’s (“TransGlobe” or the “Company”) total production increased to a record 16,978 barrels of oil per day (“Bopd”) during the quarter. The increase in production in Q2 over Q1 was due to increased production in West Gharib, principally as a result of improved in-field processing infrastructure. Production increased to 17,965 Bopd in July primarily due to production growth associated with new wells and recompletions in West Bakr, improved production at West Gharib and a few days of partial production from Block S-1 in the Republic of Yemen (“Yemen”).

In addition to continued drilling and production growth at West Gharib, the Company moved a drilling rig to West Bakr to drill an initial three-well program during the quarter. To date, four wells have been drilled (three oil and one dry) and four additional wells are planned for West Bakr in 2012. Concurrent with the planned ramp-up of West Bakr production, the Company will continue to focus on the integration of the West Bakr and West Gharib assets to improve delivery of production to the Government-controlled (“GPC”) processing and handling facilities. Recently the Company received approval to begin moving West Gharib oil through the West Bakr pipeline, which will partially alleviate constraints in West Gharib. The Company has approximately 600 Bopd of production shut-in and an additional 2,400 Bopd of production behind casing at West Gharib due to facility constraints at the GPC receiving terminal.

Production from the Company’s non-operated East Ghazalat field which was planned for Q2 is expected to begin production at an initial rate of 1,000 Bopd (500 Bopd to TransGlobe) in late August/September which will represent the Company’s first production from the Western Desert.

During the quarter TransGlobe acquired a company which holds a 50% non-operated interest in the South Alamein concession and a 60% operated interest in the South Mariut concession from EP Energy LLC. Subsequent to the quarter, the Company acquired Cepsa Egypt SA B.V. which holds and is operator of the remaining 50% interest in South Alamein. TransGlobe now holds a 100% interest in the South Alamein concession.

The focus of the 2012 drilling program to the end of the second quarter was primarily on the West Gharib and West Bakr properties in the Eastern Desert. In the second half of 2012, assuming no unforeseen delays in permitting, the Company will also commence a five-well drilling program at South Alamein in November to appraise the Boraq-2X discovery and test other exploration prospects. At South Mariut, the drilling rig initially scheduled to spud the Al Azayem 1 exploration well in July was not released by the previous contractor and therefore is not available. The company subsequently contracted a 2,000 horsepower (“HP”) drilling rig for up to four wells. The rig is currently scheduled to begin drilling at Al Azayem in September.

Dated Brent oil prices were strong in the second quarter, averaging $108.19 per barrel. The West Gharib and West Bakr crude is sold at a quality discount to Dated Brent and received a blended price of $95.55 during the quarter. The Company had funds flow of $35.2 million and ended the quarter with positive working capital of $240.2 million or $107.3 million net of debt (including the convertible debentures).

The Company had net earnings in the quarter of $30.1 million, which included an $8.8 million non-cash unrealized gain on convertible debentures. The $8.8 million gain represents a fair value adjustment in accordance with IFRS, but does not represent a cash inflow or a change in the future cash outlay required to repay the convertible debentures.

The Company collected approximately $41.4 million in the quarter, the majority of which was collected through an allocated tanker lifting that occurred in March of this year. In the Company’s view, the political environment in the Arab Republic of Egypt (“Egypt”) continues to improve and business processes and operations are proceeding as normal.

Subsequent to the quarter, the Company has collected $12.2 million in receivables in Egypt.

The Company has a strong financial position and continues to pursue business development opportunities.

ARAB REPUBLIC OF EGYPT

West Gharib, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration
During the second quarter, the Company drilled six wells in the Arta/East Arta area resulting in five Nukhul oil wells and one dry hole. Subsequent to the quarter, two additional oil wells at East Arta have been drilled resulting in one Nukhul oil well and one potential Thebes oil well. One rig is currently drilling in the West Gharib area and will be targeting exploration, step-out and appraisal wells for the balance of the year.

Production
Production from West Gharib averaged 12,356 Bopd to TransGlobe during the second quarter, a 2% (291 Bopd) increase over the previous quarter. Production increases in the quarter are attributed to improved water separation in the field and to new wells. Facility optimization projects and warmer temperatures in May/June contributed to improved water separation. The Company commissioned a new multi-well battery in the Hoshia field during late May and installed a heater/treater system at Hana West in late June to reduce the amount of water trucked with the oil and to increase tankage and processing capacity allocations at the GPC operated terminal. The Company has recently received approval from the Egyptian General Petroleum Corporation (“EGPC”) to utilize the West Bakr facilities to transport a portion of the West Gharib production to the GPC terminal which will increase oil sales. The Company is targeting to initially truck the Hana/Hana West production to the West Bakr K Station facility for processing by Q3/Q4 of this year. This will alleviate some of the constraints at the trucking terminal at the GPC operated facility where West Gharib production is processed.

Production averaged 12,577 Bopd to TransGlobe during July. It is estimated that approximately 600 Bopd of production remains curtailed in July due to GPC facility constraints. Of the 17 wells drilled in 2012, 12 wells are awaiting completion and stimulation.

It is estimated that 2,400 Bopd of additional production capacity exists from these wells. The estimate is based on historical performance from Upper Nukhul producers which have averaged 200 Bopd during the first 90 days of production following fracture stimulation. The wells will be completed and brought into production to offset natural declines and as additional capacity becomes available at the GPC terminal.

Quarterly West Gharib Production (Bopd)
	2012		2011
	Q-2	Q-1	Q-4	Q-3
Gross production rate	12,356	12,065	11,280	11,138
TransGlobe working interest	12,356	12,065	11,280	11,138
TransGlobe net (after royalties)	6,847	6,581	6,255	6,137
TransGlobe net (after royalties and tax)*	4,805	4,536	4,358	4,247

*	Under the terms of the West Gharib Production Sharing concession, royalties and taxes are paid out of the Government’s share of production sharing oil.

West Bakr, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration
During the second quarter, the Company drilled three wells resulting in two oil wells (H and K Fields) and one dry hole (M Field). The H well is currently producing 250 Bopd. The K well was completed and will be placed on production this week at an initial expected rate of 300 to 500 Bopd from the lower most of the seven oil zones in the well. The M well encountered the target reservoirs on the down-thrown side of a fault. The well was subsequently plugged back to surface casing and suspended for a future side-track to the up-thrown side of the fault. Subsequent to the quarter one additional oil well (H field) has been drilled and will be completed and placed on production in August. The rig is currently drilling on the K field. The initial three-well drilling program for 2012 has been increased to eight wells (three wells in H, two wells in M and three wells in K). In addition to the planned eight-well drilling program, the West Bakr team has identified an additional fourteen drilling targets.

The Company initiated an engineering study to identify and assess potential infrastructure synergies between West Bakr and the adjacent West Gharib operations. The initial study is focused on the utilisation of excess processing and export pipeline capacity in the West Bakr concession to maximize the oil delivered to GPC and to reduce trucking. The Company has received EPGC approval to transport a portion of the West Gharib production through the West Bakr facilities and pipeline to the GPC terminal. In addition, the Company is working with GPC and EGPC to expand existing export capacity and secure alternate sales points within the existing government infrastructure.

Production
Production from West Bakr averaged 4,230 Bopd to TransGlobe during the second quarter, a 3% (128 Bopd) decrease from the previous quarter. Production increases from new wells and recompletions were significantly impacted during the quarter by a number of work-overs and pump changes associated with poor quality pumps and pumps parts which were in operation. The Company has changed pump suppliers and expects to achieve improved performance similar to the West Gharib operations as the equipment is repaired or replaced over the balance of 2012. Production averaged 4,818 Bopd to TransGlobe during July.

Quarterly West Bakr Production (Bopd)
	2012		2011
	Q-2	Q-1	Q-4*	Q-3
Gross production rate	4,230	4,358	138	-
TransGlobe working interest	4,230	4,358	138	-
TransGlobe net (after royalties)	1,244	1,239	45	-
TransGlobe net (after royalties and tax)**	941	926	35	-

*	Purchased December 29, 2011, includes three days of production.
**	Under the terms of the West Bakr Production Sharing concession, royalties and taxes are paid out of the Government's share of production sharing oil.

East Ghazalat, Arab Republic of Egypt (50% working interest)

Operations and Exploration
During the second quarter, the Company drilled one exploration well at East Ghazalat 1X which was drilled to a total depth of 4,400 feet and subsequently abandoned in late May. Drilling commenced on East Ghazalat 2X in early June and was suspended shortly after commencement due to prior commitments of the drilling contractor. The planned 4,450 foot East Ghazalat 2X well is located approximately two kilometers east of the Safwa development lease and is targeting the Eradah prospect. It is expected that a drilling rig will be available during the 3rd quarter to finish drilling the well.

On July 12, 2011, the Safwa development lease was approved by the Government of Egypt. The Safwa development lease has a 20-year term expiring in 2031 and covers approximately 10,285 acres or 14 development blocks. The Safwa development lease could be extended an additional 5 years to 2036.

Concurrent with the two-well exploration program, the operator has commenced a work plan to complete and equip the existing four Safwa wells within the development lease for production which is expected to begin in August/September. Production will be initially trucked approximately 35 kilometers to the Dapetco operated facility at South Dabaa for sale to EGPC. Dapetco has provided an initial capacity of 1,000 Bopd (500 Bopd to TransGlobe) for Safwa production. It is expected that additional capacity will be required as Safwa is developed.

South Alamein, Arab Republic of Egypt (100% working interest, operated)

Through two wholly-owned subsidiary companies, TransGlobe now holds 100% working interest in the South Alamein Production Sharing Concession (“PSC”). On June 7, 2012 the Company acquired a company from EP Energy LLC which holds a 50% interest in the South Alamein PSC. On July 26, 2012 the Company acquired Cepsa Egypt SA B.V. (“Cepsa Egypt”) from COMPANIA ESPANOLA DE PETROLEOS, S.A.U. (a company registered in Spain) (“Cepsa”) which holds the remaining 50% working interest in the South Alamein PSC.

The South Alamein concession is located onshore in the Western Desert of Egypt and includes portions of the prolific Alamein and Tiba basins. The current size of this exploration concession is 1,423 square kilometers (355,832 acres), and is in the final two-year exploration phase. The concession includes an oil discovery well, Boraq-2X. The primary Cretaceous zone tested at a rate of 800 to 1,323 bopd of 34 API oil with no water and a 13% pressure drawdown. Test rates are not necessarily indicative of long-term performance but it is anticipated that when combined with secondary tested zones within the Cretaceous, the well should be capable of initial production of approximately 1,700 bopd.

The Company has scheduled a drilling rig to commence an initial five-well drilling program starting in mid to late Q4 of 2012. The program will include two appraisal wells at Boraq followed by three exploration wells. The timing of the Boraq development and future exploration wells at South Alamein will be dependent upon receiving the required permits.

The South Alamein concession production sharing terms are as follows: cost oil of 30%, sharing of profit oil with 14% to the Contractor, 86% to the Government of Egypt, with 100% excess cost recovery oil to the Government. Capital investments are amortized over five years and operating costs are fully recovered in the quarter incurred and paid. All taxes and royalties are paid out of the Government’s share of profit oil.

South Mariut, Arab Republic of Egypt (60% working interest, operated)

On June 7, 2012 the Company acquired a company from EP Energy LLC which holds an operated 60% working interest in the South Mariut PSC.

South Mariut concession is located in the Western Desert of Egypt and is onshore along the Mediterranean coastline, adjacent to prolific offshore hydrocarbon fields and southwest of the city of Alexandria. The current gross size of this exploration concession is approximately 3,350 square kilometers (828,000 acres). The South Mariut concession is in the first, three-year extension period which expires on April 5, 2013. A further two-year extension is available under the PSC.

The Company and its joint venture partner have approved a $9.6 million exploration well (al Azayem 1) for 2012. The Company has received all the necessary approvals for the well and had initially planned to spud the well in late July, however the scheduled 2,000 horsepower (“HP”) drilling rig was not released by the previous contractor and as such was not available for Al Azayem 1 as planned.

The Company subsequently sourced and signed a contract for a 2,000 HP drilling rig which will be available to drill up to four wells. It is expected that rig mobilization could commence in September with a possible spud date in the same month (subject to rig inspection and acceptance). The planned 90-day well is targeting several stacked horizons with four-way closures identified on 3-D seismic. The total depth is expected at approximately 14,500 feet in Jurassic reservoirs. TransGlobe has internally estimated a combined 236 million barrels of gross undiscovered Petroleum initially in Place (“PIIP”) on a probablastic P-mean basis for this prospect.

The Company is planning to expand the initial drilling program from one well to three exploration wells plus an optional fourth well. It is expected that the joint venture partners will finalize the second and third exploration locations prior to year-end.

The South Mariut concession production sharing terms are as follows: cost oil of 35%, sharing of profit oil with 18% to the Contractor, 82% to the Government of Egypt, with 100% excess cost recovery oil to the Government. Capital investments are amortized over five years and operating costs are fully recovered in the quarter incurred and paid. All taxes and royalties are paid out of the Government’s share of profit oil.

Nuqra Block 1, Arab Republic of Egypt (71.43% working interest, TransGlobe operated)

Operations and Exploration
The Nuqra Block exploration concession expired on July 17, 2012 and was relinquished. All exploration commitments were met.

YEMEN EAST- Masila Basin

Block 32, Republic of Yemen (13.81% working interest)

Operations and Exploration
No wells were drilled during the second quarter. Subsequent to the quarter one well was drilled at Tasour. The well was placed on production in early August at an initial rate of 250 Bopd. No additional drilling is budgeted for Block 32 in 2012.

Production
Production sales from Block 32 averaged 2,839 Bopd (392 Bopd to TransGlobe) during the quarter. Actual field production averaged 2,575 Bopd (356 Bopd to TransGlobe) which is approximately 5% lower than the previous quarter due to natural declines and unscheduled pump changes.

Field production averaged approximately 2,592 Bopd (358 Bopd to TransGlobe) during July.

Effective January 1, 2012 the Block 32 joint venture partnership terminated the crude oil marketing agreement with Nexen and entered into a marketing agreement with Arcadia Marketing Pte of Singapore (“Arcadia”). The first quarter production is the average of the crude oil which was sold during the quarter. The balance of the production will be sold in the subsequent quarter. It is expected that sales and production will vary quarter to quarter due to the reduced frequency of tanker liftings associated with the volumes marketed by Arcadia.

Quarterly Block 32 Production (Bopd)
	2012		2011
	Q-2	Q-1	Q-4	Q-3
Gross field production rate	2,575	2,704	3,276	3,144
Gross sales production rate	2,839	2,151	3,276	3,144
TransGlobe working interest	392	297	452	434
TransGlobe net (after royalties)	232	166	254	259
TransGlobe net (after royalties and tax)*	179	120	188	201

*	Under the terms of the Block 32 PSA, royalties and taxes are paid out of the Government’s share of production sharing oil.

Block 72, Republic of Yemen (20% working interest)

Operations and Exploration
No new wells were drilled during the second quarter. Subsequent to the quarter, the joint venture partners met and approved the Gabdain #3 well, subject to receiving an extension to the current exploration phase of the PSA (expires September 2012) and resolution of logistic/security issues in the area.

Gabdain #3 is targeting a large fractured basement prospect originally drilled at Gabdain #1 in 2010. Gabdain #1 tested approximately 170 Bopd Bopd light oil from the Kholan formation (which overlies the basement) during a two-day test. The basement fractures at Gabdain #1 were tight and non-productive. The Gabdain #3 well is located approximately five km’s from Gabdain #1 and is targeting fractures in the basement. It is expected that the 3,500 meter (11,500 foot) exploration well will cost approximately $11.5 million ($2.3 million to TransGlobe).

YEMEN WEST- Marib Basin

Block S-1, Republic of Yemen (25% working interest)

Operations and Exploration
No wells were drilled during the quarter.

Production
Production from TransGlobe’s An Nagyah field on Block S-1 remained shut-in since the export pipeline from Marib to the Ras Eisa port on the Red Sea was damaged last October.

Subsequent to the end of Q2-2012 pipeline repairs were completed and production commenced on July 27, 2012. The An Nagyah field is currently producing approximately 4,000 Bopd (1,000 Bopd to TransGlobe). Block S-1 was producing approximately 9,000 Bopd (2,250 Bopd to TransGlobe) when the pipeline was shut-in last fall. It is anticipated that, barring any further delays, Block S-1 will be back to full production in mid-August.

Quarterly Block S-1 Production (Bopd)
	2012		2011
	Q-2	Q-1	Q-4	Q-3
Gross production rate	-	-	736	7,336
TransGlobe working interest	-	-	184	1,834
TransGlobe net (after royalties)	-	-	93	1,097
TransGlobe net (after royalties and tax)*	-	-	69	907

*	Under the terms of the Block S-1 PSA, royalties and taxes are paid out of the Government’s share of production sharing oil.

Block 75, Republic of Yemen (25% working interest)

Operations and Exploration
The PSA for Block 75 was ratified and signed into law effective March 8, 2008. The first, three-year exploration phase has a work commitment of 3-D seismic and one exploration well. The 3-D seismic was acquired in 2009. One exploration well was planned as part of the 2011 Block S-1/75 drilling program however the drilling program was cancelled in the first quarter of 2011 due to logistics and security concerns. The first exploration phase has been extended to March 9, 2013.

August 7, 2012

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2012 and 2011 and the audited financial statements and MD&A for the year ended December 31, 2011 included in the Company’s annual report. Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s Form 40-F may be found on EDGAR at www.sec.gov.

READER ADVISORIES

Forward Looking Statements

Certain statements or information contained herein may constitute forward-looking statements, or information under applicable securities laws, including management’s assessment of future plans and operations, drilling plans and the timing thereof, commodity price risk management strategies, adapting to the current political situations in Egypt and Yemen, reserve estimates, the resolution of potential litigation and claims and impact on the Company of the costs and resolutions, management’s expectation for results of operations for 2012, including expectation for results of operations for 2012, including expected 2012 average production, funds flow from operations, the 2012 capital program for exploration and development, the timing and method of financing thereof, method of funding drilling commitments, commodity prices and expected volatility thereof and the use of proceeds from recent financings.

Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements or information. Such statements or information are often but not always identified by the use of words such as “seek”, “anticipate”, “plan” “continue”, “estimate”, “expect”, “may”, “will” “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions.

Forward-looking statements or information necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, economic and political instability, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. The recovery and reserve estimates of the Company's reserves are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.

In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market and receive payment for its oil and natural gas products.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) and at the Company's website (www.trans-globe.com). Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

Additional Measures

          Funds Flow from Operations
This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Funds flow from operations may not be comparable to similar measures used by other companies.

Reconciliation of Funds Flow from Operations
	Three Months Ended June 30		Six Months Ended June 30
(000s)	2012	2011	2012	2011
Cash flow from operating activities	24,603	54,354	26,374	57,844
Changes in non-cash working capital	10,571	(23,757)	44,888	(2,317)
Funds flow from operations	35,174	30,597	71,262	55,527

*

Funds flow from operations does not include interest or financing costs. Interest expense is included in financing costs on the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income. Cash interest paid is reported as a financing activity on the Condensed Consolidated Interim Statements of Cash Flows.

          Debt-to-funds flow ratio
Debt-to-funds flow is a measure that is used to set the amount of capital in proportion to risk. The Company’s debt-to-funds flow ratio is computed as long-term debt, including the current portion, plus convertible debentures over funds flow from operations for the trailing twelve months. Debt-to-funds flow may not be comparable to similar measures used by other companies.

          Netback
Netback is a measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.

TRANSGLOBE’S BUSINESS

TransGlobe is a Canadian-based, publicly-traded, oil exploration and production company whose activities are concentrated in two main geographic areas, the Arab Republic of Egypt (“Egypt”) and the Republic of Yemen (“Yemen”). Egypt and Yemen include the Company’s exploration, development and production of crude oil.

BUSINESS ACQUISITIONS

On June 7, 2012, the Company completed a Share Purchase Agreement to acquire 100% of the common shares of a wholly-owned subsidiary of EP Energy LLC which holds, though wholly-owned subsidiaries, a non-operated 50% interest in the South Alamein Production Sharing concession (“PSC”) in Egypt and an operated 60% working interest in the South Mariut PSC in Egypt. The South Alamein concession covers an area of 355,832 acres, and an extensive 3-D seismic covers the entire area. There is currently one oil discovery well in South Alamein. The South Mariut concession covers an area of approximately 828,000 acres and includes the approval of a 14,500 foot exploration well which is planned for late 2012. The transaction was structured as an all-cash deal, effective April 1, 2012, funded through working capital and the proceeds of the issuance of convertible debentures. Total consideration for the transaction was $23.3 million, which represents an initial $15.0 million base purchase price plus $8.3 million in inventory (which is classified as exploration and evaluation assets), working capital and other closing adjustments.

On July 26, 2012, the Company completed a Share Purchase Agreement to acquire 100% of the common shares of Cepsa Egypt SA B.V. (“Cepsa Egypt”), a wholly-owned subsidiary of Compania Espanola De Petroleos, S.A.U. (“Cepsa”), a company registered in Spain. Cepsa Egypt holds an operated 50% working interest in the South Alamein PSC in Egypt. As a result, the Company now holds a 100% working interest in the South Alamein concession through its two wholly-owned subsidiaries. The Cepsa transaction was structured as an all-cash deal, effective July 1, 2012, funded through working capital. Total consideration for the transaction was $4.7 million, which represents an initial $3.0 million base purchase price plus $1.7 million in inventory (which is classified as exploration and evaluation assets), working capital and other closing adjustments.

SELECTED QUARTERLY FINANCIAL INFORMATION

	2012		2011				2010
($000s, except per share, price and
volume amounts)	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3

Average sales volumes (Bopd)	16,978	16,720	12,054	13,406	11,826	11,218	10,789	10,138
Average price ($/Bbl)	95.84	104.78	99.12	104.00	105.57	97.06	79.83	71.27
Oil sales	148,078	159,426	109,919	128,265	113,615	97,995	79,240	66,470
Oil sales, net of royalties	73,633	77,212	60,609	71,769	62,513	52,863	45,198	38,980
Cash flow from operating activities	24,603	1,771	2,330	3,456	54,354	3,490	17,010	15,024
Funds flow from operations*	35,174	36,088	26,469	37,980	30,597	24,930	19,355	19,849
Funds flow from operations per share
- Basic	0.48	0.49	0.36	0.52	0.42	0.35	0.29	0.30
- Diluted	0.43	0.48	0.35	0.51	0.40	0.34	0.28	0.29
Net earnings	30,149	10,975	30,519	26,110	21,874	2,889	8,932	9,321
Net earnings – diluted	20,821	10,975	30,519	26,110	21,874	2,889	8,932	9,321
Net earnings per share
- Basic	0.41	0.15	0.42	0.36	0.30	0.04	0.13	0.14
- Diluted	0.25	0.15	0.41	0.35	0.29	0.04	0.13	0.13

Total assets	620,937	648,012	525,806	465,262	420,956	404,184	345,625	278,426
Cash and cash equivalents	72,230	127,313	43,884	105,007	122,659	86,353	57,782	15,412
Convertible debentures	95,043	105,835	-	-	-	-	-	-
Total long-term debt, including current portion	37,855	57,910	57,609	57,303	56,998	56,731	86,420	46,045
Debt-to-funds flow ratio**	1.0	1.2	0.5	0.5	0.6	0.7	1.1	0.7

*

Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital, and may not be comparable to measures used by other companies.

**

Debt-to-funds flow ratio is a measure that represents total long-term debt (including current portion) and convertible debentures over funds flow from operations for the trailing 12 months, and may not be comparable to measures used by other companies

During the second quarter of 2012, TransGlobe has:

  Maintained a strong financial position, reporting a debt-to-funds flow ratio of 1.0 at June 30, 2012;
  Reported net earnings of $30.1 million;
  Achieved funds flow from operations of $35.2 million; and
  Spent $37.5 million on capital programs and acquisitions, which were funded entirely with cash on hand provided by funds flow from operations and prior period financings.

The accounting for the convertible debentures continued to have a significant impact on important components of the Company’s financial statements:

  Reported an increase in net earnings of $19.2 million from the first quarter of 2012. This increase was principally a result of the unrealized gain on convertible debentures of $8.8 million recognized in the second quarter of 2012, combined with an unrealized loss $7.8 million recognized on the convertible debentures in the first quarter of 2012;
  Reported an increase in net earnings of $8.3 million or 38% in the second quarter of 2012 compared to the second quarter of 2011, which was also principally due to an unrealized gain on convertible debentures of $8.8 million in the second quarter of 2012; and
  Reported diluted earnings per share of $0.25 which varies significantly from basic earnings per share of $0.41. The prescribed calculation as required under IFRS resulted in a significant reduction in diluted earnings per share due to the effect of the convertible debentures. Diluted earnings per share prior to the dilutive effect of the convertible debentures was $0.40/share.

2012 VARIANCES
	$000s	$Per Share Diluted	% Variance
Q2-2011 net earnings	21,874	0.29
Cash items
Volume variance	44,711	0.54	204
Price variance	(10,248)	(0.12)	(47)
Royalties	(23,343)	(0.28)	(106)
Expenses:
Operating	(2,341)	(0.03)	(11)
Cash general and administrative	(1,918)	(0.02)	(9)
Exploration	(102)	-	-
Current income taxes	(2,108)	(0.03)	(10)
Realized foreign exchange gain	(67)	-	-
Issue costs for convertible debentures	(241)	-	(1)
Interest on long-term debt	(953)	(0.01)	(4)
Other income	(7)	-	-
Total cash items variance	3,383	0.05	16
Non-cash items
Unrealized derivative gain	34	-	-
Unrealized foreign exchange gain	1,828	0.02	8
Depletion, depreciation and amortization	(3,559)	(0.04)	(16)
Unrealized gain on financial instruments	8,838	0.11	40
Impairment loss	415	0.01	2
Stock-based compensation	(149)	-	(1)
Deferred income taxes	(2,056)	(0.03)	(9)
Deferred lease inducement	4	-	-
Amortization of deferred financing costs	(463)	(0.01)	(2)
Total non-cash items variance	4,892	0.06	22

Q2–2012 net earnings	30,149	0.40	38

Other items affecting diluted earnings per share
Convertible debentures		(0.15)	(52)
Q2-2012 net earnings per share - diluted		0.25	(14)

Net earnings increased to $30.1 million in Q2-2012 compared to $21.9 million in Q2-2011, which was mainly due to an unrealized gain on financial instruments (convertible debentures) in Q2-2012. Also impacting earnings were increased volumes which were partially offset by price reductions and increases in royalties, income taxes, operating costs, and depletion and depreciation expense. Increased expenses were a result of the increased volumes.

The non-cash unrealized gain on financial instruments (convertible debentures) has arisen because the Company has elected to carry the convertible debenture liability at fair value on its Condensed Consolidated Interim Balance Sheets. Fair value is determined based on the quoted market price of the convertible debentures as at the period end date. Based on quoted market prices, an $8.8 million decrease to the convertible debenture liability was recorded as at June 30, 2012, with a corresponding gain recorded on the Condensed Consolidated Interim Statement of Earnings and Comprehensive Income. As the market price of the convertible debentures fluctuates from period to period, so will the fair value of the convertible debenture liability, and therefore so will the unrealized gain or loss on financial instruments (convertible debentures). This fair value adjustment has had a significant impact on net earnings in the first and second quarters of 2012, and depending on the magnitude of fluctuations in the trading price of the convertible debentures in future periods, could have a material impact on the Company’s net earnings in future periods. While this fair value adjustment is made in accordance with IFRS, it does not represent a cash gain or a change in the future cash outlay required to redeem the convertible debentures.

BUSINESS ENVIRONMENT

The Company’s financial results are significantly influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2012		2011
	Q-2	Q-1	Q-4	Q-3	Q-2

Dated Brent average oil price ($/Bbl)	108.19	118.49	109.31	113.44	117.36
U.S./Canadian Dollar average exchange rate	1.006	1.001	1.023	0.980	0.968

The price of Dated Brent oil averaged 8% lower in Q2-2012 compared with Q2-2011. All of the Company’s production is priced based on Dated Brent and shared with the respective governments through Production Sharing Agreements. When the price of oil goes up, it takes fewer barrels to recover costs (cost recovery barrels) which are assigned 100% to the Company. The contracts provide for cost recovery per quarter up to a maximum percentage of total revenue. Typically maximum cost recovery ranges from 25% to 60% of production depending on the country and the contract. Generally the balance of the production is shared with the respective government (production sharing oil). Depending on the contract, the government receives 70% to 86% of the production sharing oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of production sharing oil increases when production exceeds pre-set production levels in the respective contracts. During times of increased oil prices, the Company receives less cost oil and may receive more production sharing oil. For reporting purposes, the Company records the respective government’s share of production as royalties and taxes (all taxes are paid out of the Government’s share of production).

During the political change in Egypt, business processes and operations have generally proceeded as normal. The Company continues to expand its footprint in Egypt as evidenced by the closing of recent business acquisitions. While exploration and development activities have been uninterrupted for the most part, the Company has experienced an increased delay in the collection of accounts receivable from the Egyptian Government due to the economic impact caused by instability in the country. The Company is in continual discussions with the Egyptian Government to determine solutions to the delayed cash collections, and still expects to recover the accounts receivable balance in full. Yemen is still unsettled and the Company’s production from Block S-1 of 2,250 Bopd, which was shut-in on October 8, 2011, remained shut-in through Q2-2012. As of July 27 2012, Block S-1 was back on production.

OPERATING RESULTS AND NETBACK

Daily Volumes, Working Interest before Royalties and Other (Bopd)

	Three Months Ended June 30		Six Months Ended June 30
	2012	2011	2012	2011
Egypt - Oil sales	16,586	11,356	16,505	10,054
Yemen - Oil sales	392	470	345	1,469
Total Company – daily sales volumes	16,978	11,826	16,850	11,523

Netback

Consolidated

	Six Months Ended June 30
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	307,504	100.27	211,610	101.46
Royalties	156,659	51.08	96,234	46.14
Current taxes	44,582	14.54	35,491	17.02
Operating expenses	23,402	7.63	16,642	7.98
Netback	82,861	27.02	63,243	30.32

	Three Months Ended June 30
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	148,078	95.84	113,615	105.57
Royalties	74,445	48.18	51,102	47.49
Current taxes	21,271	13.77	19,163	17.81
Operating expenses	11,436	7.40	9,095	8.45
Netback	40,926	26.49	34,255	31.82

Egypt
	Six Months Ended June 30
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	300,412	100.01	183,646	100.92
Royalties	153,616	51.14	82,621	45.40
Current taxes	43,572	14.51	31,567	17.35
Operating expenses	19,042	6.34	12,865	7.07
Netback	84,182	28.02	56,593	31.10

	Three Months Ended June 30
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	144,222	95.55	108,672	105.16
Royalties	72,883	48.29	49,004	47.42
Current taxes	20,743	13.74	18,462	17.87
Operating expenses	9,094	6.03	7,547	7.30
Netback	41,502	27.49	33,659	32.57

The netback per Bbl in Egypt decreased 16% and 10% respectively, in the three and six months ended June 30, 2012 compared with the same periods of 2011, mainly as a result of a 2% and 13% increase in royalties on a per Bbl basis. The average selling price during the three months ended June 30, 2012 was $95.55/Bbl, which represents a gravity/quality adjustment of approximately $12.64/Bbl to the average Dated Brent oil price for the period of $108.19/Bbl.

Royalties and taxes as a percentage of revenue increased to 65% and 66%, respectively, in the three and six months ended June 30, 2012, compared with 62% in the same periods of 2011. This increase is due to the fact that the three and six month periods ended June 30, 2011 included only West Gharib production, whereas 2012 includes West Gharib and West Bakr production. West Bakr production is subject to higher Government takes according to the West Bakr Production Sharing concession. Royalty and tax rates fluctuate in Egypt due to changes in the cost oil whereby the PSC allows for recovery of operating and capital costs through a reduction in government take. Cost recovery for the purposes of calculating cost oil is based on expenses incurred and paid in the period plus capital costs which are amortized according to the relevant PSC.

Operating expenses decreased slightly on a per Bbl basis for the three and six month periods ended June 30, 2012 compared with the same period of 2011. This is due to the inclusion of West Bakr in the 2012 figures. West Bakr has slightly lower operating costs on a per Bbl basis than West Gharib.

Yemen

	Six Months Ended June 30
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	7,092	112.95	27,964	105.17
Royalties	3,043	48.46	13,613	51.20
Current taxes	1,010	16.09	3,924	14.76
Operating expenses	4,360	69.44	3,777	14.21
Netback	(1,321)	(21.04)	6,650	25.00

	Three Months Ended June 30
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	3,856	108.10	4,943	115.57
Royalties	1,562	43.79	2,098	49.05
Current taxes	528	14.80	701	16.39
Operating expenses	2,342	65.65	1,548	36.19
Netback	(576)	(16.14)	596	13.94

In Yemen, the Company experienced negative netbacks per Bbl of $16.14 and $21.04, respectively, in the three and six months ended June 30, 2012. Operating expenses on a per Bbl basis increased substantially (81% and 389%, respectively) in the three months ended June 30, 2012 compared to the same periods in 2011 as a result of production being shut-in on Block S-1 for the first six months of 2012. While production volumes were down, the Company continued to incur the majority of the operating costs on Block S-1 which significantly increased operating expenses per Bbl.

Royalties and taxes as a percentage of revenue decreased to 54% and 57%, respectively, from 57% and 63%, respectively, in the three months and six months ended June 30, 2012, compared with 2011.

Subsequent to June 30, 2012, production from Block S-1 recommenced on July 27, 2012 after having been shut-in following an attack on the oil export pipeline on October 8, 2011. The Block S-1 operating expenses incurred during the shut-in period are recoverable through future production.

DERIVATIVE COMMODITY CONTRACTS

TransGlobe uses hedging arrangements from time to time as part of its risk management strategy to manage commodity price fluctuations and stabilize cash flows for future exploration and development programs. The hedging program is actively monitored and adjusted as deemed necessary to protect the cash flows from the risk of commodity price exposure.

As there are no outstanding derivative commodity contracts at June 30, 2012, no assets or liabilities have been recognized on the Condensed Consolidated Interim Balance Sheet for the current period. As at June 30, 2012, no production is hedged in future periods.

GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	Six Months Ended June 30
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	12,881	4.20	8,550	4.08
Stock-based compensation	1,977	0.64	1,342	0.64
Capitalized G&A and overhead recoveries	(1,379)	(0.45)	(658)	(0.31)
G&A (net)	13,479	4.39	9,234	4.41

	Three Months Ended June 30
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	6,610	4.28	4,383	4.07
Stock-based compensation	837	0.54	629	0.58
Capitalized G&A and overhead recoveries	(656)	(0.43)	(284)	(0.26)
G&A (net)	6,791	4.39	4,728	4.39

G&A expenses (net) increased 44% (no change on a per Bbl basis) and 46% (no change on a per Bbl basis) in the three and six months ended June 30, 2012, compared with the same period in 2011. The increase is principally due to increased staffing, administration and insurance costs associated with West Bakr, along with increased costs associated with recent acquisitions.

The increase in stock-based compensation is due partly to an increase in the total value of new options awarded during 2012 as compared to those issued during 2011, combined with an increase in the expense recorded on share appreciation rights in the first six months of 2012 as a result of share price fluctuations.

FINANCE COSTS

Finance costs for the three and six months ended June 30, 2012 increased to $2.8 million and $9.0 million, respectively (2011 - $1.2 million and $2.5 million, respectively). Finance costs include interest on long-term debt and convertible debentures, issue costs on convertible debentures and amortization of transaction costs associated with long-term debt. The overall increase in finance costs is due to higher debt levels combined with the costs of issuing the convertible debentures.

	Three Months Ended June 30		Six Months Ended June 30
(000s)	2012	2011	2012	2011
Interest expense	$2,244	$892	$3,761	$1,923
Issue costs for convertible debentures	241	-	4,630	-
Amortization of deferred financing costs	330	266	630	578
Finance costs	$2,815	$1,158	$9,021	$2,501

The Company had $40.0 million of long-term debt outstanding at June 30, 2012 (June 30, 2011 - $60.0 million). The long-term debt that was outstanding at June 30, 2012 bore interest at LIBOR plus an applicable margin that varies from 3.75% to 4.75% depending on the amount drawn under the facility.

In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. Transaction costs of $4.6 million relating to the issuance of the convertible debentures were expensed in the six months ended June 30, 2012. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$15.10 per common share. The debentures will not be redeemable by the Company on or before March 31, 2015 other than in limited circumstances in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted-average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price. Interest of 6% is payable semi-annually in arrears on March 31 and September 30 of each year, commencing on September 30, 2012. The Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.

DEPLETION AND DEPRECIATION (“DD&A”)

	Six Months Ended June 30
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	22,864	7.61	13,965	7.67
Yemen	449	7.15	1,758	6.61
Corporate	198	-	240	-
	23,511	7.67	15,963	7.65

	Three Months Ended June 30
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	11,563	7.66	7,723	7.47
Yemen	201	5.63	368	8.60
Corporate	(2)	-	112	-
	11,762	7.61	8,203	7.62

In Egypt, DD&A remained consistent on a per Bbl basis for the three and six month periods ended June 30, 2012.

In Yemen, DD&A decreased 74% for the six months ended June 30, 2012, due to the fact that no depletion was recorded on Block S-1 for the entire six month period ended June 30, 2012 as production was shut-in. DD&A for the three months ended June 30, 2012 and June 30, 2011 includes Block 32 only, as Block S-1 was shut-in during both periods. The decrease is due to decreased production in Block 32.

CAPITAL EXPENDITURES

	Six Months Ended June 30
($000s)	2012	2011
Egypt	18,467	32,976
Yemen	373	5,008
Acquisitions	23,097	-
Corporate	82	1,400
Total	42,019	39,384

In Egypt, total capital expenditures in the first six months of 2012 were $18.5 million (2011 - $33.0 million). The Company drilled 15 wells at West Gharib (twelve at Arta and three at East Arta) during the first six months of the year. During the second quarter of 2012 the Company drilled three wells at West Bakr and one well at East Ghazalat. Production is currently restricted at West Gharib due to volume constraints at the processing facility. As a result, the capital cost per well drilled in West Gharib has decreased as the Company has chosen not to proceed with the completion and equipping of those new wells, which will require fracture stimulations, until the second half of 2012. Furthermore, movable equipment is being redeployed from shut-in wells to producing wells.

On June 7, 2012, the Company completed a Share Purchase Agreement to acquire 100% of the common shares of a wholly-owned subsidiary of EP Energy LLC which holds, through wholly-owned subsidiaries, a non-operated 50% interest in the South Alamein PSC in Egypt and an operated 60% working interest in the South Mariut PSC in Egypt. The transaction was structured as an all-cash deal, effective April 1, 2012, funded through working capital and the proceeds of the issuance of convertible debentures. Total consideration for the transaction was $23.3 million, which represents an initial $15.0 million base purchase price plus $8.3 million in working capital and other closing adjustments. The capital expenditure of $23.1 million in the table above represents the total transaction value net of cash acquired in the purchase.

OUTSTANDING SHARE DATA

As at June 30, 2012, the Company had 73,385,538 common shares issued and outstanding.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. A key measure that TransGlobe uses to evaluate the Company’s overall financial strength is debt-to-funds flow from operations (calculated on a 12-month trailing basis). TransGlobe’s debt-to-funds flow from operations ratio, a key short-term leverage measure, remained strong at 1.0 times at June 30, 2012. This is within the Company’s target range of no more than 2.0 times.

The following table illustrates TransGlobe’s sources and uses of cash during the periods ended June 30, 2012 and 2011:

Sources and Uses of Cash
	Six Months Ended June 30
($000s)	2012	2011
Cash sourced
Funds flow from operations*	71,262	55,527
Transfer from restricted cash	807	1,164
Issue of convertible debentures	97,851	-
Exercise of options	1,522	1,613
Issuance of common shares, net of share issuance costs	-	71,583
Other	168	772
	171,610	130,659
Cash used
Capital expenditures	18,922	39,384
Deferred financing costs	383	-
Acquisitions	23,097	-
Repayment of long-term debt	20,000	30,000
Finance costs	6,023	1,923
Other	329	52
	68,754	71,359
	102,856	59,300
Changes in non-cash working capital	(74,510)	5,577
Increase in cash and cash equivalents	28,346	64,877
Cash and cash equivalents – beginning of period	43,884	57,782
Cash and cash equivalents – end of period	72,230	122,659

*	Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital.

Funding for the Company’s capital expenditures was provided by funds flow from operations. The Company expects to fund its 2012 exploration and development program of $78.4 million ($59.5 million remaining) and contractual commitments through the use of working capital and cash generated by operating activities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources.

Working capital is the amount by which current assets exceed current liabilities. At June 30, 2012, the Company had working capital of $240.2 million (December 31, 2011 - $140.0 million). The increase to working capital in 2012 is principally a result of the issuance of convertible debentures in the first quarter of 2012. The majority of the Company’s accounts receivable are due from EGPC, and the recent political changes in the country have increased the Company’s credit risk. The Company is in continual discussions with EGPC and the Egyptian Government to determine solutions to the delayed cash collections, and still expects to recover the entire accounts receivable balance in full. Subsequent to June 30, 2012, the Company collected $12.2 million of the receivables that were outstanding in Egypt at the end of the quarter.

In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$15.10 per common share. The debentures will not be redeemable by the Company on or before March 31, 2015 other than in limited circumstances in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted average-trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price. Interest of 6% is payable semi-annually in arrears on March 31 and September 30 of each year, commencing on September 30, 2012. The Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.

At June 30, 2012, TransGlobe had $85.5 million available under a Borrowing Base Facility of which $40.0 million was drawn. As repayments on the Borrowing Base Facility are not expected to commence until 2014, the entire balance is presented as a long-term liability on the Condensed Consolidated Interim Balance Sheets. Repayments will be made as required according to the scheduled reduction of the facility.

($000s)	June 30, 2012	December 31, 2011
Bank debt	40,000	60,000
Deferred financing costs	(2,145)	(2,391)
Long-term debt (net of deferred financing costs)	37,855	57,609

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)	Payment Due by Period[1,2]
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes-Liability	50,810	50,810	-	-	-
Long-term debt	Yes-Liability	40,000	-	40,000	-	-
Convertible debentures	Yes-Liability	95,043	-	-	95,043	-
Office and equipment leases	No	12,360	4,284	2,620	2,024	3,432
Minimum work commitments[3]	No	6,150	6,150	-	-	-
Total		204,363	61,244	42,620	97,067	3,432

[1]	Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.
[2]	Payments denominated in foreign currencies have been translated at June 30, 2012 exchange rates.
[3]	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Interest Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well in the first exploration period, which has been extended to March 9, 2013.

Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $2.0 million if incremental reserve thresholds are reached in the South Rahmi development lease to be evaluated annually. Based on the Company’s annual Reserve Report effective December 31, 2011, no additional fees are due in 2012.

Pursuant to the June 7, 2012 share purchase agreement for a 60% operated interest in the South Mariut concession in Egypt, the Contractor (Joint Interest Partners) has a minimum financial commitment of $9.0 million ($5.4 million to TransGlobe) for three exploration wells ($3.0 million each) which were commitments from the original exploration period and were carried into the first three-year extension period, which expires on April 5, 2013. The Company issued three $3.0 million letters of credit to guarantee performance under this extension period and has contracted a drilling rig for the three wells. All necessary approvals for the first exploration well have been received. To date all financial commitments have been met. There is a further two-year extension available under the terms of the PSC.

Pursuant to the June 7, 2012 and July 26, 2012 share purchase agreements for a combined 100% operated interest in the South Alamein concession in Egypt, the Company has a commitment to drill one well (all financial commitments have been met) prior to the termination of the final two-year extension period, which expires on April 4, 2014.

In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

The Company is not aware of any material provisions or other contingent liabilities as at June 30, 2012.

MANAGEMENT STRATEGY AND OUTLOOK FOR 2012

The 2012 outlook provides information as to management’s expectation for results of operations for 2012. Readers are cautioned that the 2012 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this MD&A.

2012 Outlook Highlights

  Production is expected to average between 17,000 Bopd and 18,600 Bopd, a 40% to 53% increase over the 2011 average production;
  Exploration and development spending is expected to be $78.4 million (firm plus contingent) excluding acquisitions; and
  Funds flow from operations is estimated at $145 million, an increase of 21%, using midpoint production guidance (17,800 Bopd) and an average oil price assumption of $100.00 per barrel Dated Brent oil price for the remaining two quarters of 2012.

2012 Production Outlook

Production for 2012 is expected to average between 17,000 and 18,600 Bopd, representing a 40% to 53% increase over the 2011 average production of 12,132 Bopd. The variance in the estimated production is due to a number of variables outside of the Company’s control such as government approvals, the start of production at East Ghazalat and the continuation of production from Block S-1 in Yemen.

Production Forecast
	2012 Guidance	2011 Actual	% Change
Barrels of oil per day	17,000 – 18,600	12,132	40 - 53

2012 Updated Funds Flow From Operations Outlook

Funds flow from operations is estimated at $145.0 million ($1.92/share) based on an average Dated Brent oil price of $100/Bbl for the remainder of the year and using the mid-point of the production guidance (17,800 Bopd). Variations in production and commodity prices during the remainder of 2012 could significantly change this outlook. An increase or decrease in the average Dated Brent oil price of $10/Bbl for the remainder of the year would result in a corresponding change in anticipated 2012 funds flow by approximately $7.3 million or $0.10/share.

Funds Flow Forecast
($ millions)
	2012 Updated
	Guidance	2011 Actual	% Change
Funds flow from operations	145.0	120.0	21
Dated Brent oil price ($ per Bbl)	100.00	111.27	(10)

Revised 2012 Capital Budget
($ millions)
	Six Months Ended	2012	Amended 2012
	June 30, 2012	Guidance	Annual Budget
Egypt	18.4	72.7	85.0
Yemen	0.4	5.4	4.0
Corporate	0.1	0.3	0.3
Total	18.9	78.4	89.3

The 2012 capital spending, excluding acquisitions is now expected to be approximately $78.4 million, down approximately $11 million from the amended budget. The capital spending is expected to be lower due to delays in the acquisitions and subsequent operations.

The Company plans to participate in 41 wells in 2012. It is anticipated that the Company will fund its 2012 capital budget from funds flow from operations and working capital.

CHANGES IN ACCOUNTING POLICIES

Future changes to accounting policies

The following standards and interpretations have not been adopted as they apply to future periods. They may result in changes to the Company’s existing accounting policies and other note disclosures:

IFRS 7 (revised) “Financial Instruments: Disclosures”

In October 2010, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 7 to provide additional disclosure on the transfer of financial assets including the possible effects of any residual risks that the transferring entity retains. These amendments are effective for annual periods beginning after July 1, 2011; therefore, the Company will adopt them for the year ending December 31, 2012. In December 2011, the IASB issued further amendments to IFRS 7 to provide additional disclosures about offsetting financial assets and financial liabilities on the entity’s balance sheet when permitted. These amendments are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of these amendments on its Consolidated Financial Statements.

IFRS 9 (revised) “Financial Instruments: Classification and Measurement”

In November 2009, the IASB issued IFRS 9 as part of its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. In October 2010, the IASB updated IFRS 9 to include the requirements for financial liabilities. IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

IFRS 10 (new) “Consolidated Financial Statements”

In May 2011, the IASB issued IFRS 10 to replace SIC-12, “Consolidation – Special Purpose Entities”, and parts of IAS 27, “Consolidated and Separate Financial Statements”. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

IFRS 11 (new) “Joint Arrangements”

In May 2011, the IASB issued IFRS 11 to replace IAS 31, “Interests in Joint Ventures”, and SIC-13, “Jointly Controlled Entities – Non-monetary Contributions by Venturers”. IFRS 11 requires entities to follow the substance rather than legal form of a joint arrangement and removes the choice of accounting method. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

IFRS 12 (new) “Disclosure of Interests in Other Entities”

In May 2011, the IASB issued IFRS 12, which aggregates and amends disclosure requirements included within other standards. IFRS 12 requires entities to provide disclosures about subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

IFRS 13 (new) “Fair Value Measurement”

In May 2011, the IASB issued IFRS 13 to clarify the definition of fair value and provide guidance on determining fair value. IFRS 13 amends disclosure requirements included within other standards and establishes a single framework for fair value measurement and disclosure. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

IAS 1 (revised) “Presentation of Financial Statements”

In June 2011, the IASB issued amendments to IAS 1 to require separate presentation for items of other comprehensive income that would be reclassified to profit or loss in the future from those that would not. These amendments are effective for annual periods beginning on or after July 1, 2012. The Company is currently evaluating the impact of these amendments to its Consolidated Financial Statements.

IAS 12 (revised) “Income Taxes”

In December 2010, the IASB issued amendments to IAS 12 to remove subjectivity in determining on which basis an entity measures the deferred tax relating to an asset. The amendments introduce a presumption that entities will assess whether the carrying value of an asset will be recovered through the sale of the asset. These amendments are effective for annual periods beginning on or after January 1, 2012; therefore, the Company will adopt them for the year ending December 31, 2012. The Company is currently evaluating the impact of these amendments to its Consolidated Financial Statements.

IAS 19 (revised) “Employee Benefits”

In June 2011, the IASB issued amendments to IAS 19 to revise certain aspects of the accounting for pension plans and other benefits. The amendments eliminate the corridor method of accounting for defined benefit plans, change the recognition pattern of gains and losses, and require additional disclosures. These amendments are effective for annual periods beginning on or after January 1, 2013. The Company does not expect the impact of this standard on its Consolidated Financial Statements to be material.

IAS 28 (revised) “Investments in Associates and Joint Ventures”

In May 2011, the IASB issued amendments to IAS 28 to prescribe the accounting for investments in associates and set out the requirements for applying the equity method when accounting for investments in associates and joint ventures. These amendments are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of these amendments to its Consolidated Financial Statements.

IAS 32 (revised) “Financial Instruments: Presentation”

In December 2011, the IASB issued amendments to IAS 32 to address inconsistencies when applying the offsetting criteria. These amendments clarify some of the criteria required to be met in order to permit the offsetting of financial assets and financial liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact of these amendments to its Consolidated Financial Statements.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

TransGlobe’s management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, of the Canadian Securities Administrators. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, focusing in particular on controls over information contained in the annual and interim financial statements. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

No changes were made to the Company’s internal control over financial reporting during the period ended June 30, 2012 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

Condensed Consolidated Interim Statements of Earnings and Comprehensive Income

(Unaudited – Expressed in thousands of U.S. Dollars, except per share amounts)

		Three Months Ended		Six Months Ended
			June 30		June 30
	Notes	2012	2011	2012	2011

REVENUE
Oil sales, net of royalties	6	$73,633	$62,513	$150,845	$115,376
Derivative (loss) on commodity contracts		(1)	(35)	(125)	(586)
Finance revenue	7	126	133	251	195
		73,758	62,611	150,971	114,985

EXPENSES
Production and operating		11,436	9,095	23,402	16,642
General and administrative		6,791	4,728	13,479	9,234
Foreign exchange (gain) loss		(1,802)	(41)	(2,174)	80
Finance costs	7	2,815	1,158	9,021	2,501
Exploration		111	9	671	22
Depletion, depreciation and amortization	9	11,762	8,203	23,511	15,963
Unrealized (gain) loss on financial instruments	11	(8,838)	-	(998)	-
Impairment of exploration and evaluation assets	8	1	416	17	12,076
		22,276	23,568	66,929	56,518

Earnings before income taxes		51,482	39,043	84,042	58,467

Income tax expense (recovery) - current		21,271	19,163	44,582	35,491
- deferred		62	(1,994)	(1,664)	(1,787)
		21,333	17,169	42,918	33,704
NET EARNINGS AND COMPREHENSIVE INCOME FOR THE PERIOD		$30,149	$21,874	$41,124	$24,763

Earnings per share	15
Basic		$0.41	$0.30	$0.56	$0.34
Diluted		$0.25	$0.29	$0.50	$0.33

See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Condensed Consolidated Interim Balance Sheets

(Unaudited - Expressed in thousands of U.S. Dollars)

		As at	As at
	Notes	June 30, 2012	December 31, 2011

ASSETS
Current
Cash and cash equivalents		$72,230	$43,884
Accounts receivable		214,522	162,225
Derivative commodity contracts		-	125
Prepaids and other		4,294	7,441
		291,046	213,675
Non-Current
Restricted cash		1,419	2,226
Intangible exploration and evaluation assets	8	41,323	17,453
Property and equipment
Petroleum properties	9	274,363	280,524
Other assets	9	4,606	3,748
Goodwill		8,180	8,180
		$620,937	$525,806

LIABILITIES
Current
Accounts payable and accrued liabilities		$50,810	$73,692
		50,810	73,692
Non-Current
Long-term debt	10	37,855	57,609
Convertible debentures	11	95,043	-
Deferred taxes		51,228	52,891
Other long-term liabilities		1,022	1,122
		235,958	185,314

SHAREHOLDERS' EQUITY
Share capital	13	156,320	154,263
Contributed surplus		9,844	8,538
Retained earnings		218,815	177,691
		384,979	340,492

		$620,937	$525,806

See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited – Expressed in thousands of U.S. Dollars)

		Three Months Ended		Six Months Ended
			June 30		June 30
	Notes	2012	2011	2012	2011

Share Capital
Balance, beginning of period		$154,631	$153,309	$154,263	$80,106
Stock options exercised		1,254	414	1,522	1,613
Share issuance		-	-	-	75,594
Share issue costs		-	(5)	-	(4,011)
Stock-based compensation on exercise		435	97	535	513
Balance, end of period		$156,320	$153,815	$156,320	$153,815

Contributed Surplus
Balance, beginning of period		$9,252	$5,952	$8,538	$5,785
Stock-based compensation expense	14	1,027	818	1,841	1,401
Transfer to share capital on exercise of options		(435)	(97)	(535)	(513)
Balance, end of period		$9,844	$6,673	$9,844	$6,673

Retained Earnings
Balance, beginning of period		$188,666	$99,188	$177,691	$96,299
Net earnings		30,149	21,874	41,124	24,763
Balance, end of period		$218,815	$121,062	$218,815	$121,062

See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - Expressed in thousands of U.S. Dollars)

		Three Months Ended		Six Months Ended
			June 30		June 30
	Notes	2012	2011	2012	2011

CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net earnings for the period		$30,149	$21,874	$41,124	$24,763
Adjustments for:
Depletion, depreciation and amortization	9	11,762	8,203	23,511	15,963
Deferred lease inducement		115	119	229	119
Impairment of exploration and evaluation costs	8	1	416	17	12,076
Stock-based compensation		837	688	1,977	1,401
Finance costs	7	2,815	1,158	9,021	2,501
Income tax expense		21,333	17,169	42,918	33,704
Unrealized (gain) loss on commodity contracts		1	35	125	222
Unrealized (gain) loss on financial instruments	11	(8,838)	-	(998)	-
Unrealized (gain) loss on foreign currency translation		(1,730)	98	(2,080)	269
Income taxes paid		(21,271)	(19,163)	(44,582)	(35,491)
Changes in non-cash working capital	17	(10,571)	23,757	(44,888)	2,317
Net cash generated by (used in) operating activities		24,603	54,354	26,374	57,844

INVESTING
Additions to intangible exploration and evaluation assets	8	(1,250)	(1,735)	(1,521)	(5,837)
Additions to petroleum properties	9	(12,811)	(16,923)	(16,772)	(31,685)
Additions to other assets	9	(389)	(419)	(629)	(1,862)
Business acquisitions	4	(23,097)	-	(23,097)	-
Changes in restricted cash		808	-	807	1,164
Changes in non-cash working capital	17	(24,145)	1,548	(32,085)	3,364
Net cash generated by (used in) investing activities		(60,884)	(17,529)	(73,297)	(34,856)

FINANCING
Issue of common shares for cash		1,254	414	1,522	77,207
Issue costs for common shares		-	(5)	-	(4,011)
Financing costs		(383)	-	(383)	-
Interest paid		(586)	(1,291)	(1,393)	(1,923)
Issue of convertible debentures	11	-	-	97,851	-
Issue costs for convertible debentures		(241)	-	(4,630)	-
Repayments of long-term debt		(20,000)	-	(20,000)	(30,000)
Decrease in other long-term liabilities		(165)	772	(329)	772
Changes in non-cash working capital	17	1,658	(459)	2,463	(104)
Net cash generated by (used in) financing activities		(18,463)	(569)	75,101	41,941
Currency translation differences relating to cash and cash equivalents		(339)	50	168	(52)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(55,083)	36,306	28,346	64,877

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		127,313	86,353	43,884	57,782

CASH AND CASH EQUIVALENTS, END OF PERIOD		$72,230	$122,659	$72,230	$122,659

See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:

Investor Relations
Scott Koyich
Tel: 403.264.9888
E-mail: investor.relations@trans-globe.com
Web site: www.trans-globe.com